COBHAM

Cobham plc, Brook Road
Wimborne, Dorset, BH21 2BJ, UK
Tel: +44 (0)1202 882020 • Fax: +44 (0)1202 840523
www.cobham.com

RECEIVED
2006 NOV 13 P 1:3
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our ref: L/COB/88.2/20050

3rd November 2006

06018385

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street NE
Washington
DC 20549
USA

SUPPL

Dear Sirs

Securities Exchange Act 1934 Rule 12g3-2(b)
Issuer: Cobham plc
File no: 8234923

We enclose the following copy documents as required pursuant to the above-referenced rule:

1. Notice of allotment of shares or securities on Form 88(2) dated 31 October 2006.
2. Notice of allotment of shares or securities on Form 88(2) dated 2 November 2006.
3. General Purposes Committee resolution allotting securities dated 31 October 2006.
4. General Purposes Committee resolution allotting securities dated 2 November 2006.
5. General Purposes Committee resolution allotting securities dated 2 November 2006.

If you have any questions or comments, please contact me at +44 (0)1202 857552.

Yours faithfully
for Cobham plc

PROCESSED
NOV 15 2006
THOMSON FINANCIAL

J M Pope
Company Secretary/Solicitor

SECRETARIAT

Please complete in typescript, or in bold black capitals
CHFP029

RECEIVED
2006 NOV 13 P 1:39
OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

Return of Allotment of Shares

Company Number	30470
Company name in full	Cobham plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
Date	02	11	2006			

Class of shares *(ordinary or preference etc)*	Ordinary 2.5p, £,		
Number allotted	161,160		
Nominal value of each share	£ 0.025		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.025		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

File No. 8234923

Shareholder details	Shares and share class allotted	
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN)	Class of shares allotted	Number allotted
Address: 20 FENCHURCH STREET, LONDON, ENGLAND	Ordinary 2.5p, £,	44,830
UK Postcode EC3P 3DB		
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN)	Class of shares allotted	Number allotted
Address: 20 FENCHURCH STREET, LONDON, ENGLAND	Ordinary 2.5p, £,	116,330
UK Postcode EC3P 3DB		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed JM POPE Date 2/11/06

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

SECRETARIAT

Please complete in typescript, or in bold black capitals
CHFP029

RECEIVED
2006 NOV 13 P 1:39
OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

Return of Allotment of Shares

Company Number	30470
Company name in full	Cobham plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	31	10	2006			

Class of shares *(ordinary or preference etc)*	Ordinary 2.5p, £,		
Number allotted	48,620		
Nominal value of each share	£ 0.025		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.025		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

File No. 8234923

Shareholder details	Shares and share class allotted	
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN)	Class of shares allotted	Number allotted
Address: 20 FENCHURCH STREET, LONDON, ENGLAND	Ordinary 2.5p, £,	48,620
UK Postcode: E C 3 P 3 D B		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed J M POPE Date 31/10/06

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held at Brook Road, Wimborne, Dorset BH21 2BJ on 31 October 2006

Present: W G Tucker - Chairman
A E Cook - By telephone

In attendance: J M Pope - Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 The Cobham Executive Share Option Scheme (1994) – [Unapproved ("U")]

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
30.10.03	M Wilkerson	31.10.06	48,620 ("U")	£57,655.05

It was resolved that a total of 48,620 new ordinary shares of 2.5p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 2.5p each.

Name	No. of Shares	Premium per Share (£)
M Wilkerson	48,620	£1.16083

1.2 It was further resolved that the secretary be instructed:

1.2 1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 48,620 ordinary shares of 2.5p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT01];

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

....
Chairman

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held at Brook Road, Wimborne, Dorset on 2nd November 2006

Present:	**W G Tucker**	**-**	**Chairman**
	A E Cook	**-**	**By telephone**
In attendance:	**J M Pope**	**-**	**Secretary**

1: It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 **The Cobham Executive Share Option Scheme (1994) – [Un-approved ("U")]**

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
30.10.03	G Catrambone	1.11.06	116,330 ("U")	£137,947.60

It was resolved that a total of 116,330 new ordinary shares of 2.5p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 2.5p each.

Name	No. of Shares	Premium per Share (£)
G Catrambone	116,330	£1.16083

1.3 It was further resolved that the secretary be instructed:

1.3.1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 116,330 ordinary shares of 2.5p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT01;

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

....
Chairman

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held at Brook Road, Wimborne, Dorset on 2nd November 2006

Present:	**W G Tucker**	**-**	**Chairman**
	A E Cook	**-**	**By telephone**
In attendance:	**J M Pope**	**-**	**Secretary**

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 **The Cobham Executive Share Option Scheme (1994) – [Un-approved ("U")]**

Date of Grant	**Name**	**Date of Notice**	**No. of Shares**	**Subscription Price**
15.9.99	A Pellerin	2.11.06	22,740 ("U")	£19,434.97
27.10.00	"	"	22,090 ("U")	£22,899.82

It was resolved that a total of 44,830 new ordinary shares of 2.5p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 2.5p each.

Name	**No. of Shares**	**Premium per Share (£)**
A Pellerin	22,740	£0.82966
	22,090	£1.01166

1.3 It was further resolved that the secretary be instructed:

1.3.1. to direct the Registrars to prepare as soon as possible a definitive share certificate for 44,830 ordinary shares of 2.5p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT01;

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

2. There being no further business the meeting closed.

....

Chairman